Medbox, Inc.
8439 West Sunset Blvd., Suite 101
West Hollywood, CA 90069

June 4, 2013

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

ATTN: Sherry Haywood, Esq.

Re:           Medbox, Inc.
Registration Statement on Form 10
Filed April 10, 2013
File No. 000-54928
Application for Withdrawal

Ladies and Gentlemen:

Medbox, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of its above-referenced Registration Statement on Form 10, together with all exhibits and amendments thereto (the “Registration Statement”).  The Registration Statement has not been declared effective as of the date hereof.

The Company has determined to withdraw the Registration Statement since it will not have time to complete certain financial statement updates and address the Staff’s comments on the Registration Statement as set forth in its letter to the Company dated May 7, 2013, before the automatic effective date of June 9, 2013.  The Company intends to file a new, revised Form 10 Registration Statement, including changes responsive to the Staff’s comments, in mid- to late June 2013.

                                      Sincerely,

                                      MEDBOX, INC.

                                   /s/ Dr. Bruce Bedrick
                                   By:   ________________________
                                   Dr. Bruce Bedrick
                                   Chief Executive Officer